Filed pursuant to Rule 424(b)(3)
Registration No. 333-138936

PROSPECTUS

November 30, 2006

NUTRITION 21, INC.

Up to 9,915,000 Shares of Common Stock

This prospectus relates to the offering and sale of:

* 8,345,000 shares of common stock.

* 1,500,000 shares of common stock contingently issuable by the Registrant to two of the selling security holders in accordance with the terms of the Agreement.

 * 70,000 shares of common stock issuable on exercise of warrants at an exercise price of $1.00 per share

All of the shares are being offered by the selling security holders listed in the section of this prospectus entitled "Selling Security Holders."

Nutrition 21's common stock is traded on the Nasdaq Capital Market under the symbol NXXI. As reported by Nasdaq for November 20, 2006, the last sale price for Nutrition 21's common stock was $1.57.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 30, 2006.

THE COMPANY

We are a New York corporation that was incorporated on June 29, 1983. Our executive offices are located at 4 Manhattanville Road, Purchase, New York 10577 and our telephone number at that address is 914-701-4500. Our website address is www.nutrition21.com.

We are a nutritional bioscience company and the maker of chromium-based supplements with health benefits substantiated by clinical research. We are also the exclusive importer of Icelandic fish oils and omega-3 fatty acids following our acquisition of Iceland Health, Inc.

We market Chromax® chromium picolinate, which is the most-studied form of the essential mineral chromium. Chromax, a supplement for healthy and pre-diabetic people that promotes insulin health and helps improve blood sugar metabolism, cardiovascular disease, control carbohydrate cravings and fight weight gain, is now available through food, drug and mass retailers nationwide. We also developed and market Diachrome®, a proprietary, non-prescription, insulin sensitizer for people with type 2 diabetes. It is available in select drug retailers nationwide. We hold 33 United States patents for nutrition products and uses, 23 of which are for chromium compounds and their uses.

We completed the merger of Iceland Health, Inc. (“Iceland Health”) into our wholly owned subsidiary, Iceland Health, LLC on August 25, 2006 and, as a result of the acquisition, have the exclusive US rights to market and sell fish oil and omega-3 fatty acids that are manufactured by an Iceland company to pharmaceutical standards utilizing a patented distillation process. Iceland Health, Inc. has marketed its products through direct response channels including TV infomercials, print, radio, direct mail and internet e-commerce.

Over the last year we have transitioned from an ingredients model to a supplier of finished products. The acquisition of Iceland Health builds on our strategy to leverage our biosciences roots and to continue to develop and market proprietary and clinically substantiated nutraceuticals that address significant health care concerns. With our newly acquired omega-3 business, we offer a broad line of proprietary products shown to be effective in the areas of insulin resistance, obesity, diabetes, cardiovascular disease, depression and joint health. We have a retail sales force and established relationships with the major retailers in the U.S. and plan to take the Iceland Health franchise into retail. We will also continue to support our Chromax® chromium picolinate marketing initiatives with TV advertising and other direct marketing.

RISK FACTORS

An investment in the offered shares involves a high degree of risk. Prospective investors should understand that they may lose their investment and should consider carefully the following risk factors in making their investment decision.

An investment in the Company involves the following risks, among others.

WE HAVE NOT BEEN PROFITABLE FOR THE LAST FIVE FISCAL YEARS

We had net losses of $10.317 million, $7.044 million, $5.901 million, $10.506 million and $6.011 million for the fiscal years ended on June 30, 2006, 2005, 2004, 2003 and 2002, respectively. We have also had a $4.112 million for the first fiscal quarter ended September 30, 2006. We have had net operating losses periodically from our inception as a Company in 1983 through the first fiscal quarter ended September 30, 2006. As of September 30, 2006, our accumulated losses aggregated approximately $76.397 million.

In the fiscal years ending June 30, 2007, 2008 and 2009, respectively, we expect to incur approximately $0.8 million, $0.6 million and $0.1 million of expenses for accretion of debt discount and amortization of debt issuance costs on preferred stock we issued in 2005. The issuance of additional securities may increase these expenses.

RISK ASSOCIATED WITH MARKETING

We will likely continue to be unprofitable in the future should we fail to increase our revenues significantly from the retail distribution arrangements reached with mass retailers. To succeed with these arrangements we will have to launch and maintain successful marketing campaigns to encourage consumers to purchase branded products stocked by these retailers. Our failure to promptly stimulate such demand could cause retailers to terminate their relationship with us. Our arrangements with mass retailers are terminable by them on notice.

RISK ASSOCIATED WITH THE ACQUISITION OF ICELAND HEALTH, INC.

We acquired Iceland Health in August 2006 and filed with the SEC financial statements related to the acquisition on November 8, 2006. Significant positive contributions by Iceland Health on the Company’s results depends, among other things, on the Company’s ability to successfully introduce Iceland Health’s omega-3 products into the Company's distribution channels with strong marketing campaigns, and on the successful integration of Iceland Health into our current business.

POSSIBLE NEED FOR ADDITIONAL FUNDS

To support the marketing and other expenses we envision, we may also need to raise additional funds. There is no assurance that additional funds will be available on terms favorable to the Company and its shareholders, or at all.

RISK ASSOCIATED WITH LACK OF DIVERSIFICATION

Our business currently depends on two basic products: chromium picolinate and related compounds, and omega 3 fish oils and fatty acids. Our failure to diversify beyond these products could affect us adversely if, for whatever reason, we do not achieve satisfactory levels of sales of these products.

SEVERAL RESEARCHERS HAVE QUESTIONED THE SAFETY OF CHROMIUM PICOLINATE, AND WE MAY BE LIABLE FOR DAMAGES IF OUR PRODUCTS ARE PROVEN TO HAVE HARMFUL SIDE EFFECTS.

In 1995 and 2002, a research group headed by Dianne Stearns, Ph.D. (University of Dartmouth College and Northern Arizona University) administered chromium picolinate in a laboratory to Chinese hamster ovary cell lines and reported safety concerns. Also, in 2003, a research group headed by John Vincent, Ph.D. (University of Alabama) administered chromium picolinate to fruit flies and reported safety concerns.

See “The Chromium Franchise” for recent safety announcements issued by the United States’ Food & Drug Administration (FDA) and the United Kingdom’s Food Standards Agency (FSA). However, the Stearns and Vincent studies can nevertheless reduce the marketability of our products. In addition, if in fact safety concerns are well founded for humans, our viability will be affected since our revenues are primarily derived from the sale of chromium picolinate for inclusion in nutritional supplement products.

Harmful effects could also result in legal action against our Company. We have $5.0 million of product liability insurance for the products we currently market and intend to obtain product liability insurance for products we will market in the future. We may not succeed in obtaining additional insurance or obtaining insurance sufficient to cover all possible liabilities. No material liability claims have been asserted against us to date.

WE HAVE LIMITED EXPERIENCE IN SALES TO THE CONSUMER MARKET

We have limited experience in sales of branded products to the consumer market, and we have not been successful in this market. Although we have entered into distribution arrangements with mass retailers, we have only limited experience in marketing to the consumer market. We have currently retained a former principal of Iceland Health as an executive of the Company. Although this executive has experience in direct response marketing, he has not engaged in distribution through retail channels.

TO SELL PRODUCTS IN HEALTH CARE CHANNELS, WE WILL HAVE TO SUCCESSFULLY COMMUNICATE OUR PRODUCT HEALTH BENEFITS TO THE MEDICAL COMMUNITY.

We plan to build awareness for our products through media campaigns that leverage research outcomes, and through testimonials from health care professionals. If these efforts are not successful we will not be able to compete in this market and the products we propose for this market will fail.

IF WE ARE UNABLE TO DEFEND OUR MARKET POSITION FROM LARGER, BETTER-FINANCED COMPETITORS, OUR BUSINESS COULD SUFFER.

In considering our competitive position in chromium-based products, we distinguish between our existing ingredients business, on the one hand, and our prospective therapeutic branded products, on the other. We have a relatively strong position for existing stand-alone chromium sales where we believe that we have an approximately 80% share of the market, and we have a 15% market share for sales of chromium into multi-ingredient products, based on reports on retail sales furnished by SPINS and Information Resources Inc. SPINS and Information Resources Inc. are in the business of providing sales and marketing data. Our major competitor is InterHealth Nutraceuticals Inc. which is a privately held company that markets chromium polynicotinate. Based on SPINS data, we estimate that InterHealth has approximately a 12% share of the market for stand-alone chromium sales.

Our therapeutic branded business confronts many large established companies in a huge industry that serves the diabetes therapeutic market. The market is served by the major pharmaceutical companies such as Eli Lilly, Johnson & Johnson, Bristol-Myers Squibb, and GlaxoSmithKline that offer various medications to diabetics. Our success in this arena will in large part depend on our obtaining a scientific consensus that our supplement offers benefits that are competitive with the numerous products offered by companies that participate in this business.

Our omega-3 business is highly competitive. As we enter retail distribution channels with our omega-3 products, we will be entering an intensely competitive market with large established companies and brands such as Bumble Bee Seafoods, Nordic Naturals and Puritan’s Pride.

The nutritional product industry and the related drug industries are, of course, intensely competitive. Our competitors include major companies with raw materials and finished product divisions that also engage in the development and sale of dietary supplements. The great majority of these competitors have financial and technical resources as well as production and marketing capabilities substantially greater than ours. In addition, many of our competitors have experience significantly greater than we have in the development and testing of new or improved products.

OUR PRODUCTS MAY BECOME OBSOLETE DUE TO TECHNOLOGICAL ADVANCES.

We are developing products in areas that are undergoing rapid technological advances and we may be unable to take advantage of these advances. In addition, the successful application of these technological advances by competitors may render our products obsolete. In the nutrition supplement market there are numerous products for which claims are made similar to those we make for chromium picolinate and omega-3 products.

The Company is not aware of any studies that compare the relative advantages or disadvantages of the Company's chromium-based products as against other competitive products. Research supporting competitors' claims in the nutrition supplement market is not subject to mandatory review by any government agency. Therefore, new products can appear and be brought to market rapidly and with little advance notice. Competitive products may appear or be supported by new research before we are able to respond with new product development or countervailing research. If competing products are developed that customers believe are superior to our products, sales of our products could decline and our business would be harmed.

IF WE ARE NOT ABLE TO MEET REGULATORY REQUIREMENTS THAT APPLY TO OUR PRODUCTS, WE WILL NOT BE ABLE TO MARKET THEM WITH CLAIMS FOR THEIR USE.

The U.S. Food and Drug Administration regulates the labeling and marketing of our dietary supplements under the Dietary Supplement and Health Education Act, also known as DSHEA. Under DSHEA, we are required to submit for FDA approval claims regarding the effect of our dietary supplements on the structure or function of the body. DSHEA also requires FDA approval for health claims that relate dietary supplements to disease prevention.

Under DSHEA, within 30 days after first marketing a product, a company must submit to the FDA for review each claim (other than a qualified health claim) by the company that the product benefits bodily structure or function. If the FDA believes that a claim suggests the product is intended to diagnose, treat, cure or prevent a disease, it will reject the claim, usually within three months, in which case the company may no longer make the claim. To date, the FDA has not rejected any of our claims for benefit to bodily structure and function that are significant for the marketing of our products. Should the FDA in the future reject significant claims, we may be unable to interest consumers in purchasing our products.

The FDA review of health claims requires significant scientific agreement that the totality of the data supports the claims that a product prevents disease. We applied for a qualified health claim on December 19, 2003, related to the prevention of diabetes. In August 2005, the FDA recognized chromium picolinate as a safe nutritional supplement that may reduce risk of insulin resistance and possibly type 2 diabetes, and concluded that there is credible evidence to support the following qualified health claim:

“One small study suggests that chromium picolinate may reduce the risk of insulin resistance, and therefore possibly may reduce the risk of type 2 diabetes. FDA concludes, however, that the existence of such a relationship between chromium picolinate and either insulin resistance or type 2 diabetes is highly uncertain.”

The FDA declined to permit other qualified health claims that were proposed by the Company.

WE ARE SUBJECT TO A FEDERAL TRADE COMMISSION CONSENT AGREEMENT THAT MAY ADVERSELY AFFECT OUR BUSINESS.

The Federal Trade Commission ("FTC") regulates product-advertising claims, and requires that claims be supported by competent and reliable scientific evidence. Prior to our acquisition of a California limited partnership called Nutrition 21 ("Nutrition 21 LP"), the FTC opened an inquiry into certain of the claims that Nutrition 21 LP was making for chromium picolinate. The inquiry was terminated by the FTC with Nutrition 21 LP entering into a consent agreement that requires Nutrition 21 LP to support its claims by competent and reliable scientific evidence. After we acquired Nutrition 21 LP, we undertook new clinical studies to support the claims we intended to make for our products. The FTC has subsequently audited our chromium picolinate advertising and has not found either a lack of competent and reliable scientific evidence or a failure to comply with the consent agreement. We are discussing with the FTC whether we should have any liability for weight loss advertising claims that were made on QVC, Inc. televised shopping programs for Lite Bites consumer products. The FTC continues to monitor our advertising and could limit our advertising in ways that could make marketing our products more difficult or result in lost sales.

WE HAVE NO PROPRIETARY RIGHTS IN OUR OMEGA 3 PRODUCT

Although the manufacturer of our omega-3 product uses a patented distillation process to remove toxins and dioxins form the fish oils from which the product is derived, the product itself is not patented. Further, it competes with omega 3-fatty acids that are derived by competitors directly from algae in a process that does not need to remove toxins and dioxin.

IF WE DO NOT ENFORCE OUR PATENT RIGHTS, OR ARE UNSUCCESSFUL ENFORCING OUR PATENT RIGHTS, WE WILL FACE INCREASED COMPETITION.

Our significant patents consist of:

•	three method of use patents that expire in 2009 that cover the use of chromium picolinate for improving body composition, glucose stabilization and cholesterol maintenance,

•	another method of use patent that expires in 2015 and covers the use of high doses of chromium picolinate for glucose stabilization,

•	four patents that expire in 2017 and cover the use of chromium for relieving the symptoms of depression and pre-menstrual syndrome,

•	two composition of matter patents that expire in 2017 and cover chromium picolinate and biotin compositions and their use for stabilizing serum glucose,

•	one composition of matter patent that expires in 2017 and covers a composition of chromium picolinate and other ingredients and its use for improving body composition, and

•	12 other chromium-based patents that expire in 2017, 2018 and 2021 that cover a range of compositions and uses for which we do not offer products.

We have also applied for eight other United States patents relating to improving insulin sensitivity, reducing hyperglycemia, and treatment of diabetes, dyslipidemia, hypercholesterolemia and other diseases. If we do not obtain patent protection, our ability to develop and market products for these disease states will be adversely affected, since we will be subject to competition on the products we develop. To date, we have not been denied a patent on any application. However, there is no guarantee a patent will be granted in each instance.

Composition of matter patents protect the manufacture, sale or use of a product. Method of use patents cover the use of a product. Method of use patents are more difficult to enforce since the actual infringer is the person that takes the chromium picolinate for the patented use. In order to enforce a method of use patent against manufacturers or sellers, the patent owner must prove contributory or induced infringement, which is more difficult than enforcing a composition of matter patent.
We are from time to time faced with competition from companies, including importers, that disregard our patent rights. Companies frequently take calculated risks that we will not sue to enforce our patent rights against them and that we will not prevail in any suits that we do bring. In considering whether to bring a suit, we take into account the legal costs of enforcing the patent.

Competitors who disregard our patent rights can undercut our prices because they avoid paying for the technology in their products.

We brought approximately 20 patent infringement suits under a composition of matter patent that expired in 2001. These suits were settled in our favor, in some cases by agreement of the infringing party to purchase designated amounts of products from us, and in other cases by cash payments to us. We also brought one infringement suit under our patent that covers the use of chromium picolinate for stabilizing serum glucose. This suit was settled by agreement of the infringing party to purchase from us all of its requirements for chromium picolinate over a designated period. We currently have one patent infringement suit pending, and are evaluating bring other patent infringement suits.

IF WE ARE UNABLE TO MAINTAIN A NASDAQ LISTING FOR OUR SECURITIES THE LIQUIDITY OF OUR STOCK WILL BE REDUCED AND INVESTORS MAY BE UNABLE TO SELL THEM, OR MAY BE ABLE TO SELL THEM ONLY AT REDUCED PRICES.

We are currently in compliance with Nasdaq's minimum $1.00 bid price requirement for continued listing on the Nasdaq Capital Market. If we fail to meet the $1.00 bid price requirement for at least 30 consecutive business days, we will be provided time to achieve compliance, generally up to one year provided we satisfy the criteria for continued listing other than the minimum bid price. The period during which our common stock will continue to be listed on the Nasdaq Capital Market may be extended further subject to certain conditions. Throughout this period the Company can regain compliance by maintaining a $1.00 per share bid price for a minimum of 10 consecutive business days. Should the Company not be in compliance at the end of this period, its common stock will be subject to delisting from the Nasdaq Capital Market. Under certain circumstances, to ensure that the company can sustain long-term compliance, Nasdaq may require the closing bid price to equal or to exceed the $1.00 minimum bid price requirement for more than 10 consecutive business days before determining that a company complies with Nasdaq's minimum $1.00 bid price requirement.

The liquidity of our common stock will be reduced if our securities fail to maintain a Nasdaq listing. Purchasers of our common stock would likely find it more difficult to sell our common stock, and the market value of our common stock would likely decline.

In addition, if we fail to maintain a Nasdaq listing for our securities, and no other exclusion from the definition of a "penny stock" under the Exchange Act is available, then any broker engaging in a transaction in our securities would be required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. If brokers become subject to the "penny stock" rules when engaging in transactions in our securities, they would become less willing to engage in these transactions, which will make it more difficult for purchasers of our common stock to dispose of their shares.

Should we fail to maintain our Nasdaq listing and should we then or thereafter not be listed on the Bulletin Board we will be required to redeem our Preferred Stock before the four-year period fixed for maturity.

FORWARD LOOKING STATEMENTS

You should realize that there are words and phrases in this prospectus that relate to the future, such as "anticipates" and "expects." These words and phrases are based on our current expectations and assumptions, and our results may well differ because of the risk factors that we listed and for other reasons.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the offered shares by the Selling Security Holders other than proceeds that we may receive upon the exercise of warrants. We have agreed to pay the expenses of registration of the Common Stock, including legal and accounting fees. See "Plan of Distribution." All of the shares of common stock are being sold by the Selling Security Holders for their own accounts.

DESCRIPTION OF SECURITIES

We are authorized to issue 100,000,000 shares of Common Stock, $.005 par value, of which 58,021,097 shares are issued and outstanding as of November 20, 2006. All the outstanding shares of common stock are fully paid, validly issued and nonassessable.

Holders of shares of Common Stock are entitled to share equally on a per-share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment of creditors and the holders of any senior securities, our assets will be divided pro rata on a per-share basis among the holders of the shares of our Common Stock. There are no conversion or redemption privileges or any sinking fund provisions with respect to the Common Stock.

Holders of shares of Common Stock are entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including election of directors. The Common Stock does not have cumulative voting rights, which means that the holders of more than 50% of the common stock can elect 100% of the directors of the Company if they choose to do so. The bylaws of the Company require that only a majority of the issued and outstanding shares of Common Stock need be represented to constitute a quorum and transact business at a stockholders' meeting.

We adopted a Shareholder Rights Plan on September 12, 2002. Under this plan, we distributed, as a dividend, one preferred share purchase right for each share of Common Stock held by stockholders of record as of the close of business on September 25, 2002. The Rights Plan is designed to deter coercive takeover tactics, including the accumulation of shares in the open market or through private transactions, and to prevent an acquiror from gaining control of the Company without offering a fair price to all of our stockholders. The Rights will expire on September 11, 2012.

Each Right entitles stockholders to buy one one-thousandth of a share of newly created Series H Participating Preferred Stock of the Company for $3.00 per share. Each one one-thousandth of a share of the Preferred Stock is designed to be the functional equivalent of one share of Common Stock. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's Common Stock (30% in the case of a person or group that is currently a 15% holder) or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's Common Stock.

If any person or group (an "Acquiring Person") becomes the beneficial owner of 15% or more of the Company's Common Stock (30% in the case of a person that is currently a 15% holder), then (1) the Rights become exercisable for Common Stock instead of Preferred Stock, (2) the Rights held by the Acquiring Person and certain affiliated parties become void, and (3) the Rights held by others are converted into the right to acquire, at the purchase price specified in the Right, shares of Common Stock of the Company having a value equal to twice such purchase price. The Company will generally be entitled to redeem the Rights, at $.001 per Right, until 10 days (subject to extension) following a public announcement that an Acquiring Person has acquired a 15% position.

On March 31, 2005 we issued 9,600 shares of Series I 6% Convertible Preferred Stock ("Preferred Stock"). Each share of Preferred Stock has a stated value of $1,000 per share. The Preferred Stock is convertible into Common Stock at the option of the holders at $1.2535 per share, subject to anti-dilution provisions. Subject to certain conditions, we can force conversion of the Preferred Stock if the volume weighted average price of the common stock is at least $3.76 for 20 consecutive trading days. The Preferred Stock pays cumulative dividends at the annual rate of 6%. Dividends are payable in cash, provided that if certain conditions are satisfied, dividends may be paid in shares of Common Stock valued at 90% of the average of the 20 trading days volume weighted average prices immediately prior to the dividend payment date. The stated value of the Preferred Stock is preferred in liquidation against the holders of Common Stock. The consent of the holders of the Preferred Stock is required before we can issue senior or pari passu stock. The Preferred Stock generally has no voting rights. We must redeem the Preferred Stock at the original issue price plus accrued dividends on March 31, 2009. We must also redeem the Preferred Stock on the occurrence of certain default events.

SELLING SECURITY HOLDERS

The following table sets forth the names of the Selling Security Holders, all of the securities of the Company beneficially owned by them, and the number of offered shares which may be offered for sale pursuant to this prospectus by each of the Selling Security Holders.

All information with respect to share ownership has been furnished by the Selling Security Holders. The offered shares may be offered from time to time by the Selling Security Holders named below. However, the Selling Security Holders are not obligated to sell any offered shares immediately under this prospectus. The table assumes that all of the offered shares held by the Selling Security Holders are sold, and that the Selling Security Holders acquire no additional shares of common stock before the completion of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC, and for calculating the shares and percentage beneficially owned by each Selling Security Holder includes any securities which the person has the right to acquire within 60 days of the date of this prospectus through the conversion or exercise of any security or right.

The 8,000,000 shares of Common Stock issued and the 1,500,000 shares of Common Stock registered hereunder are being registered in accordance with the terms of an Amended and Restated Merger Agreement dated as of August 25, 2006 by and among the Company and the other parties thereto (“Agreement”). The 70,000 shares of Common Stock are being registered for Murdock Capital Partners in return for services rendered to the Company.

Name of Selling Security Holder	Common Stock Owned Before Offering	% of Class	Warrants Owned before Offering	Amount of Common Stock to be Offered	Contingently Issuable Common Stock	Amount of Common Stock Issuable Upon Exercise of Warrants to be Offered	Securities Owned After Offering	Percent of Class
Paul Intlekofer[1]	247,050	*	10,000	200,000	0	0	47,050	*
Dean DiMaria[2]	100,000	*	0	100,000	0	0	0	0

1 Paul Intlekofer was elected President and Chief Executive Officer on April 17, 2006 and continued to serve as Chief Financial Officer until May 26, 2006. Prior to that, he held the position of Chief Financial Officer and Senior Vice President, Corporate Development. From June 2002 to January 2003, he served the Company in varying capacities.

Paul Intlekofer was elected as a Director of the Company on November 9, 2006.

2 Dean DiMaria was elected as Senior Vice President of the Company. Mr. DiMaria joined the Company on as Vice President, Sales & Marketing effective December 1, 2005.

Name of Selling Security Holder	Common Stock Owned Before Offering	% of Class	Warrants Owned before Offering	Amount of Common Stock to be Offered	Contingently Issuable Common Stock	Amount of Common Stock Issuable Upon Exercise of Warrants to be Offered	Securities Owned After Offering	Percent of Class
Alan J. Kirschbaum[3]	75,000	*	0	45,000	0	0	0	0
Mark H. Stenberg [4]	3,576,250 (5)	6.16	0	3,576,250	750,000 [5]	0	0	0
Arnold Blair [6]	3,576,250 (7)	6.16	0	3,576,250	750,000 [7]	0	0	0
Jeffrey Finkle	240,000	*	0	240,000	0	0	0	0
Alan Freidman	240,000	*	0	240,000	0	0	0	0
Bathgate Capital Partners, LLC[8] [9]	367,500	*	0	367,500	0	0	0	0
Murdock Capital Partners Corp. [10]	0	*	70,000	0	0	70,000	0	0
* less than 1%

3 Alan J. Kirschbaum, a Certified Public Accountant, was elected Chief Financial Officer on May 26, 2006. From July 2002 to April 2006, he was Vice President, Finance and Treasury, and Principal Accounting Officer. From December 1998 to June 2002 he served the Company as Controller.

4 Pursuant to the terms of an Amended and Restated Merger Agreement dated as of August 25, 2006 by and among the Company, Messrs. Stenberg and Blair and the other parties thereto (the “Agreement”), the Company issued 4,000,000 shares of Common Stock to Mr. Stenberg and hired Mr. Stenberg as a Vice President of the Company under a separate employment agreement.

5 The Company is contingently obligated to issue an additional 750,000 shares to Mr. Stenberg on September 24, 2007 pursuant to the terms of the Agreement.

6 Pursuant to the terms of the Agreement, the Company issued 4,000,000 shares of Common Stock to Mr. Blair and hired Mr. Blair as a Vice President of the Company under a separate employment agreement, a position that he held until October 17, 2006.

7 The Company is contingently obligated to issue an additional 750,000 shares to Mr. Blair on September 24, 2007 pursuant to the terms of the Agreement.

8 Bathgate Capital Partners (“BCP”), a wholly owned subsidiary of Bathgate Partners LLC, is a registered broker-dealer. BCP received the shares of common stock registered hereunder as a fee for investment banking service to Iceland Health, Inc.

9 Steven Bathgate, Richard Huebner, and Vicki Baron are the beneficial owners of Bathgate Partners LLC. Vicki Baron, the sole managing member of Bathgate Partners LLC, has sole voting and dispositive power over the securities held by BCP.

10 Thomas Dean and Luis Mejia have shared voting and dispositive power over the securities held by Murdock Capital Partners Corp.

PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), if available, rather than under this prospectus. The selling security holders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The selling security holders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus may be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other person. Furthermore, under Regulation M, to the extent applicable, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling security holders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling security holder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

LEGAL MATTERS

  Legal matters relating to the validity of the securities offered hereunder are being passed upon for Nutrition 21 by Oscar D. Folger, Esq., 521 Fifth Avenue, New York, New York 10175. Mr. Folger’s wife owns 29,775 shares of the common stock of Nutrition 21.

EXPERTS

  The consolidated financial statements and related financial statement schedule of Nutrition 21, Inc. as of June 30, 2006 and 2005 and for each of the years in the three-year period ended June 30, 2006, have been incorporated by reference in the prospectus in reliance upon the report, also incorporated by reference herein, of J. H. Cohn LLP, independent registered public accounting firm, given upon the authority of that firm as experts in accounting and auditing. Also, the financial statements of Iceland Health, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference in the prospectus in reliance upon the report, also incorporated by reference herein, of J. H. Cohn LLP, independent registered public accounting firm, given upon the authority of that firm as experts in accounting and auditing.

MATERIAL CHANGES

There have been no material developments since the filing on September 28, 2006 of Nutrition 21’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006, which are not described in a subsequent report on Form 10-Q, Form 8-K, or Form 8-K/A.

WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC’s World Wide Website at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus also does not contain all the information set forth in the registration statement. For further information, you can obtain the complete registration statement and the documents incorporated herein by reference from the SEC offices listed above.

We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document. You should also be aware that the information in this prospectus may change after this date.

The following documents, which have been filed with the SEC by Nutrition 21, are incorporated in this prospectus by reference and made a part of it. The SEC file number for all documents which are incorporated by reference is 0-14983.

1.	Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

2.	The Company’s Proxy Statement dated October 4, 2006 for the Company’s Annual Meeting held on November 9, 2006.

3.	Quarterly Report on Form 10-Q for the first fiscal quarter ended September 30, 2006.

4.	Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 17, 2006, August 29, 2006 and November 21, 2006.

5.	Current Report on Form 8-K/A filed with the SEC on November 8, 2006.

6.	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year referred to in (1) above.

In addition, any amendments to these document and all other reports, proxy statements and other documents of Nutrition 21 hereafter filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the securities covered by this prospectus, shall be deemed to be incorporated in this prospectus and made a part of it by reference from the date of filing of each of these documents. Statements in this prospectus modify and supersede statements contained in all earlier documents incorporated by reference in this prospectus. Further, all future documents incorporated by reference will modify and supersede this prospectus.

Nutrition 21 undertakes to provide without charge to each person to whom this prospectus is delivered, upon the written or oral request, a copy of any and all of the information that has been incorporated by reference in the prospectus. Exhibits to the information that is incorporated by reference will be included only if the exhibits are specifically incorporated by reference into the information that the prospectus incorporates. Requests should be directed to the Secretary, Nutrition 21 Inc., 4 Manhattanville Road, Purchase, New York 10577, telephone number (914) 701-4503.

INDEMNIFICATION

Nutrition 21’s by-laws provide that Nutrition 21 may indemnify its directors and officers to the fullest extent permitted by law. The New York Business Corporation Law provides that a corporation may indemnify a director or officer made a party to a derivative action against reasonable expenses actually and necessarily incurred by him in connection with the defense of such action, except in relation to matters as to which the director or officer is adjudged to have breached his duty to the corporation. In addition, the New York Business Corporation Law provides that a corporation may indemnify a director or officer made, or threatened to be made, a party to any action other than a derivative action on behalf of the indemnifying corporation, whether civil or criminal, against judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred as a result of such action, if the director or officer acted in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation and, in criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act might be permitted to directors, officers or persons controlling our company under the provisions described above, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable in the opinion of the SEC that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.